Exhibit 17.1

March 25, 2008

James Nicholson

PVS Chemicals, Inc.

President & CEO

10900 Harper Avenue

Detroit, MI 48213

Dear Jim:

I would like to tender my resignation as a member of the Board of Directors at Handleman Company. This is prompted by my expanding responsibilities at Palace Sports and Entertainment.

I respectfully submit my resignation effective March 25, 2008.

Sincerely,

/s/ Thomas S. Wilson
Thomas S. Wilson